 MANAGEMENT S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on management s informed judgments and estimates. Financial information in the Annual Report is consistent with that presented in the financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee is composed of three independent directors. The Audit Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

Thomas W. Buchanan	Mark N. Walker Chief Financial Officer
Chief Executive Officer

Calgary, Alberta
March 7, 2007

MANAGEMENT S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2006, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management s assessment of the effectiveness of the Trust s internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Thomas W. Buchanan	Mark N. Walker Chief Financial Officer
Chief Executive Officer

Calgary, Alberta
March 7, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Independent Auditors’ Report	Facsimile +1 (403) 781 1825

To the Unitholders of Provident Energy Trust

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Provident Energy Trust (the Trust) as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Trust as at December 31, 2006 and 2005, and the related consolidated statements of operations and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust’s financial statements as at December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Internal control over financial reporting

We have also audited management's assessment, included in the Management’s Report on Internal Control Over Financial Reporting to the unitholders, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Calgary, Alberta
March 7, 2007

Comments by Auditor on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in Note 18 to the Consolidated Financial Statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2006	2005
Assets
Current assets
Cash and cash equivalents	$10,302	$32,113
Accounts receivable	270,135	267,246
Petroleum product inventory	85,868	110,638
Prepaid expenses	16,381	14,326
Financial derivative instruments (note 14)	43,337	-
	426,023	424,323
Cash reserve for future site reclamation (note 15)	-	1,872
Investments	4,320	3,758
Deferred financing charges	12,351	14,710
Property, plant and equipment (note 5)	2,333,537	1,702,689
Intangible assets (note 6)	193,592	215,850
Goodwill (note 3)	431,353	429,068
Long-term financial derivative instruments (note 14)	34,663	-
	$3,435,839	$2,792,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$295,003	$309,704
Cash distributions payable	21,506	20,644
Distributions payable to non-controlling interests	677	452
Financial derivative instruments (note 14)	53,068	14,149
	370,254	344,949

Long-term debt - revolving term credit facilities (note 7)	702,993	586,597
Long-term debt - convertible debentures (note 7)	285,792	298,007
Asset retirement obligation (note 9)	49,614	41,133
Long-term financial derivative instruments (note 14)	77,790	-
Other long-term liabilities (note 12)	16,305	5,019
Future income taxes (note 13)	309,006	91,595
Non-controlling interests (note 10)
USOGP operations	81,111	11,885
Exchangeable shares	-	8,259

Unitholders’ equity
Unitholders’ contributions (note 11)	2,254,048	1,971,707
Convertible debentures equity component	18,522	19,301
Contributed surplus (note 12)	1,315	1,675
Cumulative translation adjustment	(42,294)	(41,785)
Accumulated income	238,208	97,288
Accumulated cash distributions	(926,825)	(643,360)
	1,542,974	1,404,826
	$3,435,839	$2,792,270

On behalf of the Board of Directors:

M.H. (Mike) Shaikh, CA	Thomas W. Buchanan, CA
Director	Director

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)

	Year ended
	December 31,
	2006	2005
Revenue (note 8)
Revenue	$2,244,107	$1,419,450
Realized loss on financial derivative instruments	(13,540)	(66,860)
Unrealized (loss) gain on financial derivative instruments	(43,314)	7,684
	2,187,253	1,360,274
Expenses
Cost of goods sold	1,471,171	786,564
Production, operating and maintenance	172,253	171,193
Transportation	19,786	6,932
Depletion, depreciation and accretion	249,139	193,236
General and administrative (note 12)	97,288	51,361
Interest on bank debt	34,666	10,875
Interest and accretion on convertible debentures	23,919	19,643
Amortization of deferred financing charges	3,854	1,409
Foreign exchange gain and other	(2,319)	(3,244)
Gain on sale of assets (note 4)	-	(5,188)
	2,069,757	1,232,781

Income before taxes and non-controlling interests	117,496	127,493

Capital tax expense	1,314	4,780
Current and withholding taxes	5,829	5,628
Future income tax (recovery) expense (note 13)	(34,316)	17,793
	(27,173)	28,201
Net income before non-controlling interests	144,669	99,292
Non-controlling interests (note 10)
USOGP operations	2,995	1,596
Exchangeable shares	754	770
Net income	140,920	96,926

Accumulated income, beginning of year	$97,288	$362
Accumulated income, end of year	$238,208	$97,288
Net income per unit - basic	$0.72	$0.61
Net income per unit - diluted	$0.72	$0.61

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
	Year ended
	December 31,
	2006	2005
Cash provided by operating activities
Net income for the year	$140,920	$96,926
Add (deduct) non-cash items:
Depletion, depreciation and accretion	249,139	193,236
Debenture accretion and amortization of deferred charges	6,357	4,090
Non-cash unit based compensation (notes 12 and 17)	23,083	9,753
Unrealized loss (gain) on financial derivative instruments (note 8)	43,314	(7,684)
Unrealized foreign exchange loss (gain) and other	418	(356)
Future income tax (recovery) expense (note 13)	(34,316)	17,793
Net income attributable to non-controlling interests	3,749	2,366
Equity in loss of investee	-	252
Gain on sale of assets (note 4)	-	(5,188)
Cash flow from operations before changes in working capital
and site restoration expenditures	432,664	311,188
Site restoration expenditures (note 15)	(4,622)	(2,481)
Change in non-cash operating working capital	(13,693)	(51,344)
	414,349	257,363
Cash provided by financing activities
Increase in long-term debt	117,385	325,771
Declared distributions to unitholders	(283,465)	(230,714)
Declared distributions to non-controlling interests	(6,523)	(3,360)
Issue of trust units, net of issue costs	257,076	395,805
Contributions by non-controlling interests (note 10)	135,829	-
Issue of debentures, net of issue costs	-	239,822
Redemption of debentures, net of costs	-	(2,997)
Change in non-cash financing working capital	(154)	(50)
	220,148	724,277
Cash used for investing activities
Capital expenditures	(190,433)	(156,499)
Acquisition of Midstream NGL business (note 3)	(1,036)	(772,303)
Acquisition of Nautilus	-	(91,420)
Increase in investment	-	(1,010)
Oil and gas property acquisitions (note 3)	(480,357)	(586)
(Payments) proceeds from property dispositions	(1,268)	45,100
Proceeds on sale of assets (notes 3 and 4)	11,517	29,295
Reclamation fund contributions	(2,750)	(2,899)
Reclamation fund withdrawals (note 15)	4,622	2,481
Payment of financial derivative instruments	-	(7,192)
Change in non-cash investing working capital	3,397	5,262
	(656,308)	(949,771)
(Decrease) increase in cash and cash equivalents	(21,811)	31,869
Cash and cash equivalents beginning of year	32,113	244
Cash and cash equivalents end of year	$10,302	$32,113
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$56,036	$23,946
Cash taxes paid	$9,601	$12,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$ 000’s, except unit and per unit amounts)

December 31, 2006

1.	Structure of the Trust

Provident Energy Trust (the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries of the Trust (“Provident”). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal debt repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

(i)	Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust and Provident, including the consolidated accounts of all wholly and partially owned subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. Investments are accounted for using the cost method. Certain comparative numbers have been restated to conform with the current year presentation.

(ii)	Financial derivative instruments

All derivative financial instruments are recorded on the balance sheet at fair value and changes in fair value are recognized in income as unrealized gains or losses on financial derivative instruments in the period in which the change occurs. Actual gains or losses are recorded as realized gains or losses on financial derivative instruments in the period that the instrument is settled.

(iii)	Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

(iv)	Property, plant & equipment and intangible assets

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non- producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment. Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more. All other property, plant and equipment, including midstream assets, are recorded at cost. Expenditures relating to renewals or betterments that improve the productive capacity or extend the life of property, plant and equipment are capitalized. Maintenance and repairs are expensed as incurred. Products required for line-fill and cavern bottoms are presented as part of property, plant and equipment and are stated at the lower of historic cost and net realizable value and are not depreciated.

a)	Depletion, depreciation and accretion

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the cost of unproved properties.

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years. Intangible assets are amortized over the estimated useful lives of the assets, which range from two to 15 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives.

b)	Ceiling test

Oil and natural gas assets accounted for using the full cost method are subject to a ceiling test. The ceiling test calculation is performed by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre by country using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value. Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

(v)	Joint Venture

Provident conducts many of its activities through joint ventures and the accounts reflect only Provident’s proportionate interest in such activities.

(v)	Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on market prices.

(vii)	Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

(viii)	Asset retirement obligation

Under the asset retirement obligation (“ARO”) standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

(ix)	Unit based compensation

The Trust uses the fair value method of valuing compensation expense associated with the Trust’s unit option plan. Provident has applied this method to options issued after January 1, 2003, the effective date for implementing stock based compensation. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

The Trust has established other unit based compensation plans whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as an expense to non-cash unit based compensation (included in general and administrative expenses) with an offsetting amount to accrued liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

(x)	Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit - diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of exchangeable shares and convertible debentures is determined using the "if- converted" method whereby the outstanding exchangeables and debentures at the end of the period are assumed to have been exchanged or converted at the beginnning of the period or at the time of issue if issued during the year. Amounts charged to income or loss relating to the outstanding exchangeable shares and debentures are added back to net income for the diluted calculation. The units issued upon exchange or conversion are included in the denominator of per unit - basic calculations from the date of issue.

(xi)	Income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

(xii)	Revenue recognition

Revenue associated with the sales of Provident’s natural gas, natural gas liquids (“NGLs”) and crude oil owned by Provident is recognized when title passes from Provident to its customer.

Marketing revenues and purchased product are recorded on a gross basis when Provident takes title to product and has the risks and rewards of ownership.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

(xiii)	Foreign currency translation

The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated using average rates for the period. Translation gains and losses related to self-sustaining operations are deferred and included as a separate component of unitholders’ equity.

The accounts of integrated foreign operations are translated using the temporal method, under which monetary assets and liabilities are translated at the period-end exchange rate, other assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except depreciation, depletion and accretion which is translated on the same basis as the related assets. Translation gains and losses are included in income in the period in which they arise.

(xiv)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. Actual results could differ from those estimated. In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, and asset retirement obligation. The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.	Acquisitions

i)	Acquisition of Rainbow assets

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations. The transaction was accounted for as an asset purchase with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$660,427
Asset retirement obligation	(1,903)
Future income taxes	(185,726)
$472,798
Consideration
Acquisition costs	$500
Cash	472,298
$472,798

The acquisition was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities.

ii)	Acquisition of Midstream NGL assets
On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic Resources, two partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method with the allocation of the purchase as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$426,817
Working capital, net of cash acquired	38,937
Intangible asset - contracts and customer relationships	183,100
Intangible asset - fractionation spread support agreement	17,600
Intangible assets - other	16,308
Goodwill	100,409
Financial derivative instruments	945
Asset retirement obligation	(7,604)
Future income taxes	(3,173)
$773,339
Consideration
Acquisition costs	$12,179
Cash, net of cash acquired	761,160
$773,339

The Midstream NGL Acquisition was financed by the issue of 21,830,000 units at $12.60 per unit and $150 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

In February 2006, Provident sold its 49 percent interest in the Marysville Partnership, which owns the Marysville Underground Storage Terminal (MUST), for net cash proceeds of $11.5 million. The partnership interest was part of the assets acquired in the Midstream NGL acquisition. The purchase price allocation of the Midstream NGL acquisition was adjusted to reflect the revised fair value of the acquisition, resulting in an increase to goodwill amounting to $2.0 million.

In June 2006, Provident settled the final post-closing adjustments relating to the acquisition. The net cash payment resulted in an increase to goodwill amounting to $2.3 million.

In December 2006, Provident adjusted its estimate of acquisition costs relating to the acquisition. The purchase price allocation was adjusted to reflect the revised fair value of the acquisition, resulting in a decrease in goodwill of $2.0 million.

4.	Sale of assets

On May 1, 2005, certain oil purchase and sale contracts were sold for net proceeds of $5.5 million and a gain of $5.2 million was recorded net of disposal costs.

On December 29, 2005, a parcel of land in California was sold for net proceeds of $23.8 million. The sale represents surface rights for real estate development, with no impact on oil and gas reserves. The transaction resulted in a deferred gain of $1.0 million. The purchaser has agreed to complete the removal and relocation of oilfield infrastructure and environmental remediation work. Not included in the net proceeds or deferred gain are contingent proceeds, amounting to $2.7 million, which are held in escrow until this work is completed.

5.	Property, plant and equipment

		Accumulated
		depletion and	Net Book
December 31, 2006	Cost	depreciation	value
Oil and natural gas properties	$2,513,031	$927,087	$1,585,944
Midstream assets	781,092	42,143	738,949
Office equipment	17,070	8,426	8,644
Total	$3,311,193	$977,656	$2,333,537

		Accumulated
		depletion and	Net Book
December 31, 2005	Cost	depreciation	value
Oil and natural gas properties	$1,710,998	$731,336	$979,662
Midstream assets	738,835	21,951	716,884
Office equipment	12,423	6,280	6,143
Total	$2,462,256	$759,567	$1,702,689

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2006 totaled $17.8 million (December 31, 2005 - $23.8 million). Asset retirement costs of $49.9 million are included in property, plant and equipment (December 31, 2005 - $38.6 million). Midstream assets include $22.0 million (2005 - $29.3 million) for products required for line-fill and cavern bottoms.

An impairment test calculation was performed on property, plant and equipment at December 31, 2006 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2006:

	Oil	Gas	NGL
Year	$/bbl	$/mcf	$/bbl
2007	$50.87	$7.00	$51.66
2008	$50.97	$7.57	$52.14
2009	$50.18	$7.81	$50.85
2010	$51.23	$7.79	$50.26
2011	$51.00	$7.78	$49.74
Thereafter (1)	2.00%	2.00%	2.00%
(1) Percentage change represents the increase in each year after 2011 to the end of the reserve life.

6.	Intangible assets

		Accumulated	Net Book
December 31, 2006	Cost	amortization	value

Midstream and marketing contracts and customer relationships	$183,100	$12,842	$170,258
Fractionation spread support arrangement	17,600	9,258	8,342
Other intangible assets	16,308	1,316	14,992
Total	$217,008	$23,416	$193,592

		Accumulated	Net Book
December 31, 2005	Cost	amortization	value

Midstream and marketing contracts and customer relationships	$183,100	$635	$182,465
Fractionation spread support arrangement	17,600	$458	17,142
Other intangible assets	16,308	$65	16,243
Total	$217,008	$1,158	$215,850

7	Long-term debt

	December 31, 2006	December 31, 2005
Revolving term credit facilities	$702,993	$586,597
Convertible debentures	285,792	298,007
	$988,785	$884,604

(i)	Revolving term credit facilities

Provident has a $925 million term credit facility with a syndicate of Canadian chartered banks secured by midstream assets and by its Canadian oil and gas properties. Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans. At December 31, 2005 the facility totaled $750 million. In July 2006 the facility was increased to its current level of $925 million. At December 31, 2006, $691.9 million was drawn on this facility.

The terms of the credit facility have a revolving three year period expiring on May 30, 2009. Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period. If the lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date.

In addition, Provident’s U.S. subsidiaries have credit facilities with a borrowing base of U.S. $158 million with a syndicate of U.S. banks secured by oil and gas assets of the subsidiaries. Provident may draw upon the facility by way of U.S. base rate loans, LIBOR loans or letters of credit. The facilities have a termination date of October 10, 2010 and the current borrowing base is reviewed every six month period. At December 31, 2006, $11.1 million was drawn on these facilities.

At December 31, 2006 the effective interest rate of the outstanding credit facilities was 5.2 percent (2005 - 4.6 percent). At December 31, 2006 Provident had $31.9 million in letters of credit outstanding (2005 - $45.1 million) that guarantee Provident’s performance under certain commercial and other contracts.

(ii)	Convertible debentures

On November 15, 2005 the Trust issued $150.0 million of unsecured convertible subordinated debentures ($143.8 million net of issue costs) with a 6.5 percent coupon rate maturing April 30, 2011. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $14.75 per trust unit prior to April 30, 2011 and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value of $141.4 million. The difference between the fair value and proceeds of $8.6 million was recorded as equity.

On May 31, 2005 the Trust completed the redemption of its 10.5 percent convertible unsecured subordinated debentures that were originally scheduled to mature May 15, 2007. A total of 3.5 million units were issued at the conversion price of $10.70 per unit. A further $3.0 million cash was paid to the remaining debenture holders that did not convert to trust units at $1,050 for each $1,000 of convertible debenture held plus accrued interest to May 31, 2005 resulting in a loss on redemption of $49,000. Unamortized deferred debt issue costs of $2.5 million, originally incurred on the issue of the 10.5 percent convertible debentures, were reclassified to trust unit issue costs as a result of the issue of 3.5 million trust units.

On March 1, 2005 the Trust issued $100.0 million of unsecured convertible subordinated debentures ($95.8 million net of issue costs) with a 6.5 percent coupon rate maturing August 31, 2012. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $13.75 per trust unit prior to August 31, 2012 and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value of $92.6 million. The difference between the fair value and proceeds of $7.4 million was recorded as equity.

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the twelve months ended December 31, 2006, $15.4 million of the face value of debentures were converted to trust units at the election of debenture holders (2005 - $109.3 million, including $45.7 million associated with the May 31, 2005 redemption of the 10.5 percent convertible unsecured subordinated debentures). The following table details each outstanding convertible debenture.

Convertible Debentures	December 31, 2006		December 31, 2005
						Conversion
	Carrying	Face	Carrying	Face		Price per
($ 000s except conversion pricing)	Value (1)	Value	Value (1)	Value	Maturity Date	unit (2)
6.5% Convertible Debentures	$142,860	$150,000	$141,522	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	93,134	99,024	92,482	99,179	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,402	25,114	32,382	33,648	July 31, 2009	12.00
8.75% Convertible Debentures	25,396	25,972	31,621	32,659	Dec. 31, 2008	11.05
	$285,792	$300,110	$298,007	$315,486

(1)	Excluding equity component of convertible debentures.
(2)	The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit.

8	.	Revenue

	Year ended December 31,
	2006	2005
Gross production revenue	$578,255	$621,761
Product sales and service revenue	1,764,392	908,111
Royalties	(98,540)	(110,422)
Revenue	2,244,107	1,419,450

Realized loss on financial derivative instruments	(13,540)	(66,860)
Unrealized (loss) gain on financial derivative instruments	(43,314)	7,684
	$2,187,253	$1,360,274

Change in unrealized loss on financial derivative instruments	$(43,314)	$9,828
Amortization of loss on financial derivative instruments	-	(2,144)
Unrealized (loss) gain on financial derivative instruments	$(43,314)	$7,684

The realized loss on financial derivative instruments for the year ended December 31, 2006 of $13.5 million (2005 - $66.9 million) relates to the cash settlement on derivative instruments.

9. Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $411.6 million (2005 - $293.0 million). Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from three to 49 years.

The total undiscounted amount of future cash flows required to settle the midstream services and marketing asset retirement obligations is estimated to be $166.1 million (2005 - $179.3 million). The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream services and marketing asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 45 years.

	Year ended December 31,
	2006	2005
Carrying amount, beginning of year	$41,133	$40,506
Acquisitions	1,903	9,161
Change in estimate	6,793	2,884
Increase in liabilities incurred during the period	1,443	1,784
Settlement of liabilities during the period	(4,622)	(2,614)
Decrease in liabilities due to disposition	(946)	(13,612)
Accretion of liability	3,910	3,024
Carrying amount, end of year	$49,614	$41,133

10. Non-controlling interests

(i)	USOGP operations

Year ended December 31,	2006	2005
Non-controlling interest, beginning of year	$11,885	$13,649
Net income attributable to non-controlling interest	2,995	1,596
Distributions to non-controlling interest holders	(6,523)	(3,360)
Investments by non-controlling interest	72,754	-
Non-controlling interest, end of year	$81,111	$11,885
Accumulated income attributable to non-controlling interest	$5,514	$2,519

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at December 31, 2006 to approximately 4.4 percent (2005 - 4.4 percent). Contributions by this non-controlling interest total $0.5 million in 2006 (2005 - nil).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with non-controlling interest. Contributions by the non-controlling interest total $3.7 million in 2006.

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering, including an underwriter’s option, of 6,900,000 common units at U.S. $18.50 per unit, resulted in approximately 34 percent of the MLP held by partners not controlled by Provident. Contributions by this non-controlling interest total $131.6 million in 2006. Non-controlling interest was increased by $68.5 million as a result of this transaction. The difference of $63.1 million has been recorded against property, plant and equipment in accordance with full cost accounting principles.

(ii)	Exchangeable shares

The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issue plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each quarter end during the year. In 2006, all outstanding exchangeable shares were converted into Provident trust units.

Following is a summary of the non-controlling interest - exchangeable shares for years ended December 31, 2006 and 2005:

Year ended December 31,	2006	2005
Non-controlling interest, beginning of year	$8,259	$35,921
Reduction of book value for conversion to trust units	(9,013)	(28,432)
Net income attributable to non-controlling interest	754	770
Non-controlling interest, end of year	$-	$8,259
Accumulated income attributable to non-controlling interest	$-	$2,252

The following table details the number of exchangeable shares converted and outstanding in addition to the associated book value:

		Year ended December 31,
	2006		2005

Exchangeable shares
Provident Acquisitions Inc.	Number of units	Amount	Number of units	Amount
Balance at beginning of year	-	$-	336,876	$3,675
Converted to trust units	-	-	(336,876)	(3,675)
Balance, end of year	-	-	-	-
Exchange ratio, end of year	-		-
Trust units issuable upon conversion, end of year	-	$-	-	$-

Exchangeable shares
Provident Energy Ltd.
Balance at beginning of year	463,545	$4,961	638,474	$6,833
Converted to trust units	(463,545)	(4,961)	(174,929)	(1,872)
Balance, end of year	-	-	463,545	4,961
Exchange ratio, end of year	-		1.50962
Trust units issuable upon conversion, end of year	-	$-	699,777	$4,961

Exchangeable shares (Series B)
Provident Energy Ltd.
Balance at beginning of year	91,320	$1,046	2,095,271	$23,931
Converted to trust units	(91,320)	(1,046)	(2,003,951)	(22,885)
Balance, end of year	-	-	91,320	1,046
Exchange ratio, end of year	-		1.19311
Trust units issuable upon conversion, end of year	-	$-	108,955	$1,046
Total Trust units issuable upon conversion
of all exchangeable shares, end of year	-	$-	808,732	$6,007

11.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

Trust units are redeemable at any time on demand by the holders thereof. Upon receipt of a redemption request by the Trust, the holder is entitled to receive a price per trust unit (the “Market Redemption Price”) equal to the lesser of: (i) 90% of the simple average of the closing price of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and (ii) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are surrendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. Total cash payments for redemption are limited to an annual maximum of $250,000. Any excess over the maximum may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the trust units tendered for redemption.

(i)	2006 activity

On July 31, 2006 the Trust issued 16,325,000 Subscription Receipts at a price of $13.85 per Subscription Receipt for total proceeds of $226.1 million ($214.2 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Rainbow asset acquisition. The acquisition closed on August 31, 2006 at which time all the outstanding Subscription Receipts were converted into trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the August distribution paid in September. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $13.73 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.0 million. Proceeds from the issue were used to fund the Rainbow asset acquisition.

In 2006 the Trust issued 6.1 million units related to Provident’s DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $70.1 million.

(ii)	2005 activity

On March 1, 2005 the Trust issued 8.4 million units at $12.00 per unit for proceeds of $100.8 million ($95.6 million net of issue costs) pursuant to a February 18, 2005 public offering.

On November 15, 2005 the Trust issued 21.83 million Subscription Receipts at a price of $12.60 per Subscription Receipt for total proceeds of $275.1 million ($261.0 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Midstream NGL Acquisition. The acquisition closed on December 13, 2005 at which time all of the outstanding Subscription Receipts were converted to trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the November distribution paid in December. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $12.48 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.6 million. Proceeds from the issue were used to fund the Midstream NGL Acquisition.

In 2005 the Trust issued 16.3 million units related to Provident’s DRIP program, conversion of exchangeable shares to units, conversion and redemption of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $181.8 million.

		Year ended December 31,
	2006		2005
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of year	188,772,788	$1,971,707	142,226,248	$1,438,393
Issued for cash	16,325,000	224,142	30,230,000	373,238
Exchangeable share conversions	881,083	9,012	2,971,217	28,432
Issued pursuant to unit option plan	907,201	8,589	2,265,179	23,435
Issued pursuant to the distribution reinvestment plan	2,714,636	33,045	1,330,156	16,438
To be issued pursuant to the distribution reinvestment plan	300,134	3,806	107,000	2,005
Debenture conversions	1,327,565	15,689	6,135,418	64,808
Redemption of the 10.5% debentures (note 7)	-	-	3,507,570	46,707
Unit issue costs	-	(11,942)	-	(21,749)
Balance at end of year	211,228,407	$2,254,048	188,772,788	$1,971,707
The basic per trust unit amounts for 2006 were calculated based on the weighted average number of units outstanding of 196,627,060 (2005 - 159,315,847). The diluted per trust unit amounts for 2006 are calculated including an additional 286,957 trust units (2005 - 369,566) for the effect of the unit option plan. Provident’s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti- dilutive.

12.	Unit based compensation

(i)	Restricted/Performance units

Certain employees of the Trust’s Canadian subsidiaries are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units. The grants are based on criteria designed to recognize the long term value of the employee to the organization. RTUs vest evenly over a period of three years commencing at the grant date. Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units. PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s performance vis-à-vis other trusts’ performance based on certain benchmarks.

As of December 31, 2006 there were 571,423 RTUs and 1,704,234 PTUs outstanding (2005 - 226,055 RTUs and 464,291 PTUs). The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period. At December 31, 2006, $2.3 million (2005 - $1.0 million) is included in accounts payable and accrued liabilities for this plan and $13.3 million (2005 - $2.5 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

Year ended December 31,	2006	2005
Cash general and administrative	$1,021	$-
Non-cash unit based compensation (included in general and administrative)	11,156	2,600
Operating expense	939	-
	$13,116	$2,600

(ii)	Unit option plan

The Trust option plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident were eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust option plan. Options were granted at a “strike price” which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest six months after grant and every year thereafter in equal increments. In October 2005, a restricted/performance unit program (see (i)) was approved. This program replaces the unit option plan. Unit options in existence will continue to be outstanding.

Year ended December 31,	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	3,205,625	$11.11	5,200,331	$11.01
Granted	-	-	296,200	11.73
Exercised	(907,201)	11.13	(2,265,179)	10.97
Forfeited	(183,616)	11.08	(25,727)	10.97
Outstanding, end of year	2,114,808	$11.09	3,205,625	$11.11
Exercisable, end of year	1,947,989	$11.08	2,206,801	$11.12

At December 31, 2006, the Trust had 2,114,808 options outstanding with strike prices ranging between $10.49 and $12.14 per unit. The weighted average remaining contractual life of the options is 1.96 years and the weighted average exercise price is $11.09 per unit excluding average potential reductions to the strike prices of $1.50 per unit.

At December 31, 2005, the Trust had 3,205,625 options outstanding with strike prices ranging from $8.91 and $12.14 per unit. The weighted average remaining contractual life of the options was 2.20 years and the weighted average exercise price was $11.11 per unit excluding average potential reductions to the strike prices of $1.16 per unit.

In 2006 the Trust recorded non-cash unit based compensation expense of $0.2 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $1.1 million).

As at December 31, 2006, the following assumptions are the weighted averages of the individual assumptions applied at each grant date to arrive at an estimate of fair value of all granted options on or after January 1, 2003 of $3.8 million:

	2005 Granted Options	2004 Granted Options	2003 Granted Options
Expected annual dividend	8.00%	8.00%	8.00%
Expected volatility	19.88%	20.18%	19.46%
Risk - free interest rate	3.26%	3.30%	3.66%
Expected life of option (yrs)	3.31	3.31	3.31
Expected forfeitures	-	-	-
Fair Value of Granted Options	$0.2 million	$1.2 million	$2.4 million

The remaining fair value of the rights of $0.1 million, less any future cancellations, will be recognized in earnings over the remaining vesting period of the rights outstanding. The following table reconciles the movement in the contributed surplus balance.

Year ended December 31,	2006	2005
Contributed surplus, beginning of the year	$1,675	$2,002
Non-cash unit based compensation (included in general and administrative)	203	1,055
Benefit on options exercised charged to unitholders’ equity	(563)	(1,382)
Contributed surplus, end of year	$1,315	$1,675

(iii)	Unit appreciation rights

Certain employees of the Trust’s U.S. subsidiaries are granted unit appreciation rights (UARs) which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units. UARs vest evenly over a period of three years commencing one year after grant and expire after four years.

The UARs upon vesting, provide certain employees entitlement to receive a cash payment equal to the excess of the market price of the Trust’s units over the exercise price of the right less notionally accrued distributions in excess of an eight percent return. These prices are denominated in U.S. dollars and are based on quoted U.S. distributions and market prices.

The fair value associated with the UARs is expensed in the statement of operations over the vesting period. At December 31, 2006, $2.5 million (2005 - $0.7 million) is included in accounts payable and accrued liabilities for this plan and $0.1 million (2005 - $0.7 million) is included in other long-term liabilities. The following table reconciles the expense recorded for UARs.

Year ended December 31,	2006	2005
Cash general and administrative	$798	$1,034
Non-cash unit based compensation (included in general and administrative)	1,246	1,137
	$2,044	$2,171

	2006		2005
	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)
Year ended December 31,
Outstanding, beginning of year	768,693	$8.34	976,000	$7.98
Granted	-	-	147,000	10.01
Exercised	(282,840)	8.20	(296,641)	7.91
Forfeited	(13,332)	8.85	(57,666)	8.79
Outstanding, end of year	472,521	$8.41	768,693	$8.34
Exerciseable, end of year	81,852	$8.46	22,704	$8.92
Weighted average remaining contract life (years)	1.58		2.58
Average potential reductions to exercise price	$1.30		$0.71

(iv)	Other unit based compensation

Pursuant to employment agreements between the Trust’s U.S. subsidiaries and certain employees, the employees are eligible to receive cash compensation in relation to the value of a specified number of underlying notional units. The value of each notional unit is determined on the basis of a valuation of the U.S. subsidiaries as at the end of the fiscal period. At December 31, 2006 there were 2,755,566 notional units outstanding under the key employee plan (2005 - 2,200,000) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. In 2006, 555,566 units were granted with the remaining 2,200,000 being granted in 2004. There were 12,984,001 notional units outstanding under the phantom unit plan (2005 - 4,155,290) of which all notional units vest immediately and are payable 90 days from the fiscal year-end. At December 31, 2006, $13.4 million (2005 - $3.5 million) is included in accounts payable and accrued liabilities for these plans, and $2.9 million (2005 - $1.8 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for the other unit based compensation plans.

Year ended December 31,	2006	2005
Cash general and administrative	$3,807	$1,255
Non-cash unit based compensation (included in general and administrative)	10,478	4,961
	$14,285	$6,216

13. Income taxes

Provident follows the liability method for calculating future income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities, reported in the financial statements of the corporate subsidiaries, and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date:

	Year ended December 31,
	2006	2005
Petroleum and natural gas properties, production facilities and other	$266,156	$89,607
Midstream facilities	42,850	1,988
	$309,006	$91,595

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 34.67 percent (2005 - 37.82 percent) as follows:

	Year ended December 31,
	2006	2005
Expected income tax expense	$40,736	$48,218
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	8,135	14,285
Federal resource allowance	(5,742)	(11,489)
Alberta Royalty Tax Credit	(173)	(188)
Income of the Trust and other	(70,999)	(32,567)
Capital Taxes	1,314	4,780
Witholding tax and other	3,308	5,628
Income tax rate changes	(3,752)	(466)
Income tax (recovery) expense	$(27,173)	$28,201

On December 21, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investments trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities in existence on October 31, 2006 the proposed rules, if passed into law, would not apply until 2011. As the tax proposals had not been substantially enacted as of December 31, 2006, the consolidated financial statements do not reflect the impact of the proposed taxation.

14. Financial instruments and hedging

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2006 and 2005, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on the Trust’s assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings and obtaining financial guarantees from certain counterparties.

Provident’s commodity price risk management program is intended to minimize the volatility of commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments from time to time to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

With respect to financial instruments, Provident could be exposed to losses if a counterparty fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counterparties meeting certain financial criteria.

(i)	Commodity price

a)	Crude oil

In 2006, Provident paid $5.7 million to settle various oil market based contracts on an aggregate volume of 2.1 million barrels. For 2005, Provident paid $59.0 million to settle various oil market based contracts on an aggregate volume of 2.6 million barrels. The estimated value of contracts in place if settled at market prices at December 31, 2006 would have resulted in an opportunity gain of $7.2 million (2005 - an opportunity cost of $7.1 million).

b)	Natural Gas

In 2006, Provident received $7.6 million to settle various natural gas market based contracts on an aggregate of 9.5 million gigajoules (“GJ”). For 2005, Provident paid $5.6 million to settle various natural gas market based contracts on an aggregate of 5.2 million gigajoules (“GJ”). The estimated value of contracts in place if settled at market prices at December 31, 2006 would have resulted in an opportunity gain of $8.6 million (2005 - an opportunity cost of $6.5 million).

c)	Midstream

In 2006, Provident paid $15.4 million (2005 - $2.3 million) to settle various midstream contracts, that were entered into to fix prices on product sales. The estimated value of contracts in place if settled at market prices as December 31, 2006 would have resulted in an opportunity cost of $68.8 million (2005 - $0.4 million).

(ii)	Foreign exchange contracts

The estimated value of contracts in place if settled at foreign exchange rates at December 31, 2006 would have resulted in an opportunity gain of $0.1 million (2005 - opportunity cost of $0.1 million). The foreign exchange gains have been included in note 17 as a component of foreign exchange gain and other and allocated to their respective business segments.

The contracts in place at December 31, 2006 are summarized in the following tables:

COGP
Volume
Year Product			Terms	Effective Period
	(Buy)	Sell
2007 Crude Oil	750	Bpd	Participating Swap US $60.00 per bbl (62% above the floor price)	January 1 - December 31
	750	Bpd	Puts US $60.00 per bbl	January 1 - December 31
Natural Gas	2,500	Gjpd	Participating Swap Cdn $6.50 per gj (65% above the floor price)	January 1 - August 31
	2,000	Gjpd	Participating Swap Cdn $6.50 per gj (max to 100% above the floor price)	January 1 - August 31
	5,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 82% above the floor price)	January 1 - March 31
	1,500	Gjpd	Participating Swap Cdn $7.00 per gj (max to 80% above the floor price)	January 1 - March 31,
November 1 - December 31
	4,000	Gjpd	Participating Swap Cdn $6.44 per gj (max to 100% above the floor price)	April 1 - August 31
	1,500	Gjpd	Participating Swap Cdn $6.50 per gj (max to 61% above the floor price)	April 1 - August 31
	3,000	Gjpd	Participating Swap Cdn $6.33 per gj (max to 100% above the floor price)	April 1 - October 31
	3,000	Gjpd	Participating Swap Cdn $6.33 per gj (max to 90% above the floor price)	April 1 - October 31
	6,000	Gjpd	Participating Swap Cdn $6.30 per gj (max to 95% above the floor price)	April 1 - October 31
	2,000	Gjpd	Participating Swap Cdn $6.13 per gj (max to 68% above the floor price)	April 1 - October 31
	1,000	Gjpd	Participating Swap Cdn $6.00 per gj (max to 66% above the floor price)	April 1 - October 31
	6,500	Gjpd	Costless Collar Cdn $6.31 floor, Cdn $12.93 ceiling	January 1 - March 31
	7,500	Gjpd	Costless Collar Cdn $6.42 floor, Cdn $9.63 ceiling	January 1 - August 31
	4,000	Gjpd	Costless Collar Cdn $6.75 floor, Cdn $8.56 ceiling	April 1 - August 31
	5,000	Gjpd	Puts Cdn $6.85 per gj	January 1 - December 31
	2,000	Gjpd	Puts Cdn $6.75 per gj	January 1 - March 31
	9,500	Gjpd	Puts Cdn $6.89 per gj	January 1 - March 31,
November 1 - December 31
	4,000	Gjpd	Puts Cdn $6.75 per gj	November 1 - December 31

USOGP

Volume
Year	Product	(Buy)	Sell	Terms	Effective Period
2007	Crude Oil	250	Bpd	US $60.00 per bbl	January 1 - December 31
		250	Bpd	Participating Swap US $55.00 per bbl (max to 84% above the floor price)	January 1 - December 31
		3,500	Bpd	US $67.84 per bbl	January 1 - June 30
		2,650	Bpd	US $68.44 per bbl	July 1 - December 31
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	July 1 - December 31
		250	Bpd	Costless Collar US $66.00 floor, US $71.50 ceiling	July 1 - December 31
2008	Crude Oil	2,650	Bpd	US $68.44 per bbl	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $71.50 ceiling	January 1 - June 30
		2,500	Bpd	Participating Swap US $60.00 per bbl (max to 53.3% above the floor price)	July 1 - September 31
		4,500	Bpd	Participating Swap US $60.00 per bbl (avg to 56% above the floor price)	October 1 - December 31
2009	Crude Oil	500	Bpd	Participating Swap US $60.00 per bbl (max to 55.5% above the floor price)	January 1 - September 30
		2,000	Bpd	Participating Swap US $60.00 per bbl (max to 59% above the floor price)	January 1 - September 30

Midstream
Volume
Year	Product	(Buy)	Sell	Terms	Effective Period

2007	Crude Oil	250	Bpd	Costless Collar US $64.50 floor, US $69.20 ceiling	January 1 - December 31
		2,000	Bpd	Costless Collar US $72.43 floor, US $80.29 ceiling	April 1 - December 31
		10,077	Bpd	Cdn $77.02 per bbl	January 1 - December 31
		(7,643)	Bpd	Cdn $64.35 per bbl (4)	January 1 - March 31
		(1,122)	Bpd	US $80.81 per bbl (4)	January 1 - March 31
	Natural Gas	3,000	Gjpd	Cdn $8.28 per gj	January 1 - January 31
		(1,350)	Gjpd	Costless Collar Cdn $8.62 floor, Cdn $9.10 ceiling	January 1 - December 31
		(3,201)	Gjpd	Cdn $7.70 per gj	January 1 - March 31
		(22,196)	Gjpd	Cdn $8.17 per gj	April 1 - December 31
		(48,493)	Gjpd	Cdn $8.20 per gj	January 1 - December 31
	Propane	9,328	Bpd	US $0.9841 per gallon (4) (6)	January 1 - March 31
		806	Bpd	US $0.965 per gallon (6) (8)	January 1 - February 28
		1,666	Bpd	US $0.9668 per gallon (6) (8)	January 1 - March 31
		948	Bpd	Cdn $1.2081 per gallon (4) (6)	January 1 - March 31
	Normal Butane	1,808	Bpd	US $1.1135 per gallon (4) (7)	January 1 - March 31
		306	Bpd	Cdn $1.3788 per gallon (4) (7)	January 1 - March 31
	Foreign Exchange			Sell US $817,163 per month @ 1.1434 (5)	January 1 - December 31
				Sell US $968,486 per month @ 1.1013 (5)	April 1 - December 31

2008	Crude Oil	2,250	Bpd	Costless Collar US $68.50 floor, US $73.72 ceiling	January 1 - December 31
		500	Bpd	Costless Collar US $73.00 floor, US $80.00 ceiling	January 1 - June 30
		500	Bpd	Costless Collar US $64.00 floor, US $74.50 ceiling	January 1 - September 30
		250	Bpd	US $65.60 per bbl	January 1 - December 31
		8,521	Bpd	Cdn $76.65 per bbl	January 1 - December 31
	Natural Gas	(56,824)	Gjpd	Cdn $8.34 per gj	January 1 - December 31
		(13,123)	Gjpd	Cdn $8.60 per gj	January 1 - June 30
		(2,965)	Gjpd	Cdn $7.94 per gj	January 1 - September 30
		(8,760)	Gjpd	Cdn $7.94 per gj	July 1 - December 31
	Foreign Exchange			Sell US $599,652 per month @ 1.1172 (5)	January 1 - December 31
				Sell US $1,107,166 per month @ 1.1035 (5)	January 1 - June 30
				Sell US $974,222 per month @ 1.1255 (5)	January 1 - September 30

2009	Crude Oil	2,500	Bpd	Costless Collar US $65.00 floor, US $69.23 ceiling	January 1 - December 31
		500	Bpd	Costless Collar US $70.00 floor, US $79.00 ceiling	January 1 - June 30
		1,500	Bpd	Cdn $81.44 per bbl	January 1 - June 30
		250	Bpd	Cdn $77.37 per bbl	January 1 - March 31
		500	Bpd	Cdn $75.10 per bbl	July 1 - December 31
		250	Bpd	Cdn $76.70 per bbl	July 1 - September 30
		250	Bpd	US $64.60 per bbl	January 1 - December 31
		3,374	Bpd	Cdn $74.26 per bbl	January 1 - December 31
	Natural Gas	(35,261)	Gjpd	Cdn $8.28 per gj	January 1 - December 31
		(1,481)	Gjpd	Cdn $8.74 per gj	January 1 - March 31
		(14,714)	Gjpd	Cdn $8.32 per gj	January 1 - June 30
		(1,481)	Gjpd	Cdn $7.59 per gj	July 1 - September 30
		(2,776)	Gjpd	Cdn $7.75 per gj	July 1 - December 31
	Foreign Exchange			Sell US $522,154 per month @ 1.1093 (5)	January 1 - December 31
				Sell US $1,055,833 per month @ 1.099 (5)	January 1 - June 30

2010	Crude Oil	1,500	Bpd	Costless Collar US $62.90 floor, US $67.48 ceiling	January 1 - December 31
		4,688	Bpd	Cdn $72.98 per bbl	January 1 - December 31
	Natural Gas	(35,273)	Gjpd	Cdn $8.03 per gj	January 1 - December 31
		(1,485)	Gjpd	Cdn $7.09 per gj	April 1 - December 31
	Foreign Exchange			Sell US $472,828 per month @ 1.1078 (5)	January 1 - December 31

Midstream, continued

Effective Period
		Volume		Terms
Year	Product	(Buy)	Sell

2011	Crude Oil	500	Bpd	Costless Collar US $65.00 floor, US $75.00 ceiling	January 1 - June 30
		250	Bpd	Costless Collar US $60.00 floor, US $68.10 ceiling	July 1 - September 30
		250	Bpd	Costless Collar US $60.00 floor, US $67.30 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $56.00 floor, US $75.25 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $58.00 floor, US $76.20 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $60.00 floor, US $71.60 ceiling	July 1 - September 30
		3,250	Bpd	Cdn $74.26 per bbl	January 1 - June 30
		750	Bpd	Cdn $69.94 per bbl	January 1 - March 31
		885	Bpd	Cdn $70.99 per bbl	January 1 - September 30
		250	Bpd	Cdn $73.35 per bbl	January 1 - October 31
		250	Bpd	Cdn $72.75 per bbl	January 1 - November 30
		500	Bpd	Cdn $73.15 per bbl	April 1 - June 30
	Natural Gas	(2,700)	Gjpd	Cdn $8.53 per gj	January 1 - March 31
		(23,726)	Gjpd	Cdn $7.46 per gj	January 1 - June 30
		(4,955)	Gjpd	Cdn $7.02 per gj	January 1 - September 30
		(1,481)	Gjpd	Cdn $7.25 per gj	January 1 - October 31
		(1,481)	Gjpd	Cdn $7.24 per gj	January 1 - November 30
		(11,859)	Gjpd	Cdn $6.72 per gj	July 1 - September 30
		(2,820)	Gjpd	Cdn $6.21 per gj	April 1 - June 30
	Foreign Exchange			Sell US $980,417 per month @ 1.0805 (5)	January 1 - June 30
				Sell US $717,600 per month @ 1.0931 (5)	July 1 - September 30
(1) The above table represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts are settle against AECO monthly index
(3) Crude Oil contracts are settled against NYMEX WTI calendar average
(4) Conversion of crude oil BTU hedges to propane
(5) U.S. Dollar hedge contracts settled against Bank of Canada noon rate average
(6) Propane contracts are settled against Belvieu C3 TET
(7) Normal butane contracts are settled against Belvieu NC4 NON-TET
(8) Midstream inventory hedges

15.	Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures relating to its Canadian oil and gas production. In accordance with the royalty agreement, Provident funds the reserve by paying $0.30 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. The cash reserve was $1.9 million at the beginning of 2006. For the year ended December 31, 2006, $2.7 million was contributed to the reserve and actual expenditures totaled $4.6 million. During 2006, Provident retired a number of wells that included non- routine costs. As a result, the cash reserve was depleted in the year. It is expected that the reserve will rebuild in 2007. For the year ended December 31, 2005, $2.9 million was added to the cash reserve and actual expenditures totaled $2.5 million.

16.	Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2007 - $4.6 million; 2008 - $8.0 million; 2009 - $7.8 million; 2010 - $6.9 million; and 2011 - $6.9 million. In relation to the midstream services and marketing segment, Provident is committed to minimum lease payments under the terms of various rail tank car leases for the following five years: 2007 - U.S. $5.8 million; 2008 - U.S. $5.6 million; 2009 - U.S. $4.2 million; 2010 - U.S. $2.7 million; and 2011 - U.S. $1.5 million. dditionally, under an arrangement to use a third party interest in the Younger plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.Payments for the next five years are estimated as follows: 2007 - $4.5 million; 2008 - $4.3 million; 2009 - $4.0 million; 2010 - $3.8 million; and 2011 - 4.1 million. In relation to the United States oil and natural gas production segment, Provident has surety bonds to provide U.S. $4.9 million of coverage to Occidental Petroleum Corporation related to a purchase of oil and gasproducing properties.

In relation to the United States oil and natural gas production segment, Provident leases certain property and equipment under operating leases. Future minimum lease payments for the following five years are as follows: 2007 - U.S. $0.7 million; 2008 - U.S. $0.6 million; 2009 - U.S. $0.6 million; 2010 - U.S. $0.6 million; and 2011 - U.S. $0.6 million.

17. Segmented information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production (COGP), United States oil and natural gas production (USOGP) and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented for the oil and natural gas business as well as the midstream services and marketing business that operates in both Canada and the USA.

	Year ended December 31, 2006
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Total
Revenue
Gross production revenue	$402,095	$176,160	$578,255	$-	$578,255
Royalties	(81,225)	(17,315)	(98,540)	-	(98,540)
Product sales and service revenue	-	-	-	1,764,392	1,764,392
Realized gain (loss) on financial derivative instruments	4,371	(2,505)	1,866	(15,406)	(13,540)
	325,241	156,340	481,581	1,748,986	2,230,567
Expenses
Cost of goods sold	-	-	-	1,471,171	1,471,171
Production, operating and maintenance	97,626	52,008	149,634	22,619	172,253
Transportation	5,114	-	5,114	14,672	19,786
Foreign exchange gain and other	(9)	-	(9)	(2,728)	(2,737)
Cash general and administrative	24,065	26,519	50,584	23,621	74,205
	126,796	78,527	205,323	1,529,355	1,734,678
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	198,445	77,813	276,258	219,631	495,889
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	17,299	7,735	25,034	(68,348)	(43,314)
Amortization of loss on financial derivative instruments	-	-	-	-	-
	17,299	7,735	25,034	(68,348)	(43,314)
Other expenses
Depletion, depreciation and accretion	168,953	31,058	200,011	49,128	249,139
Interest on bank debt	10,082	4,861	14,943	19,723	34,666
Interest and accretion on convertible debentures	5,746	5,828	11,574	12,345	23,919
Amortization of deferred financing charges	956	786	1,742	2,112	3,854
Unrealized foreign exchange loss and other	-	-	-	418	418
Non-cash unit based compensation	4,320	12,476	16,796	6,287	23,083
Internal management charge	(1,280)	1,280	-	-	-
Gain on sale of assets	-	-	-	-	-
Capital taxes	1,314	-	1,314	-	1,314
Current and withholding taxes	(2,124)	3,332	1,208	4,621	5,829
Future income tax (recovery) expense	(56,161)	20,297	(35,864)	1,548	(34,316)
	131,806	79,918	211,724	96,182	307,906
Non-controlling interest - USOGP	-	2,995	2,995	-	2,995
Non-controlling interest - Exchangeables	485	37	522	232	754
Net income for the year	$83,453	$2,598	$86,051	$54,869	$140,920
(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $332.9 million associated with U.S. operations.

	December 31, 2006
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,211,112	$380,451	$1,591,563	$741,974	$2,333,537
Intangible assets	-	-	-	193,592	193,592
Goodwill	330,944	-	330,944	100,409	431,353
Capital Expenditures
Capital expenditures	70,088	54,337	124,425	66,008	190,433
Corporate acquisitions	-	-	-	1,036	1,036
Oil and gas property acquisitions	482,369	(2,012)	480,357	-	480,357
Proceeds from property dispositions	(1,264)	(4)	(1,268)	-	(1,268)
Goodwill additions	-	-	-	2,285	2,285
Working capital
Accounts receivable	58,250	24,744	82,994	187,141	270,135
Petroleum product inventory	-	-	-	85,868	85,868
Accounts payable and accrued liabilities	86,305	52,626	138,931	156,072	295,003
Long-term debt	$217,533	$128,542	$346,075	$642,710	$988,785

	Year ended December 31, 2005
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Total
Revenue
Gross production revenue	$466,945	$154,816	$621,761	$-	$621,761
Royalties	(95,403)	(15,019)	(110,422)	-	(110,422)
Product sales and service revenue	-	-	-	908,111	908,111
Realized loss on financial derivative instruments	(48,308)	(16,323)	(64,631)	(2,229)	(66,860)
	323,234	123,474	446,708	905,882	1,352,590
Expenses
Cost of goods sold	-	-	-	786,564	786,564
Production, operating and maintenance	95,278	39,513	134,791	36,402	171,193
Transportation	5,702	-	5,702	1,230	6,932
Foreign exchange gain and other	(1,815)	(504)	(2,319)	(569)	(2,888)
Cash general and administrative	18,552	11,490	30,042	11,566	41,608
	117,717	50,499	168,216	835,193	1,003,409
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	205,517	72,975	278,492	70,689	349,181
Non-cash revenue
Unrealized gain (loss) on non-hedging derivative instruments	13,302	(1,910)	11,392	(1,564)	9,828
Amortization of loss on non-hedging derivative instruments	(2,144)	-	(2,144)	-	(2,144)
	11,158	(1,910)	9,248	(1,564)	7,684
Other expenses
Depletion, depreciation and accretion	155,929	25,553	181,482	11,754	193,236
Interest on bank debt	6,833	2,292	9,125	1,750	10,875
Interest and accretion on convertible debentures	12,342	4,141	16,483	3,160	19,643
Amortization of deferred financing charges	885	297	1,182	227	1,409
Unrealized foreign exchange gain and other	31	10	41	(397)	(356)
Non-cash unit based compensation	2,640	6,098	8,738	1,015	9,753
Internal management charge	(1,695)	1,695	-	-	-
Gain on sale of assets	-	-	-	(5,188)	(5,188)
Capital taxes	4,780	-	4,780	-	4,780
Current and withholding taxes	-	5,628	5,628	-	5,628
Future income tax (recovery) expense	(560)	18,320	17,760	33	17,793
	181,185	64,034	245,219	12,354	257,573
Non-controlling interest - USOGP	-	1,596	1,596	-	1,596
Non-controlling interest - Exchangeables	138	13	151	619	770
Net income for the year	$35,352	$5,422	$40,774	$56,152	$96,926
(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $19.7 million associated with U.S. operations.

		December 31, 2005
		United
	Canada Oil	States Oil	Total Oil
	and	and	and	Midstream
	Natural	Natural	Natural	Services
	Gas	Gas	Gas	and
	Production	Production	Production	Marketing	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$634,732	$351,073	$985,805	$716,844	$1,702,649
Intangible assets	-	-	-	215,850	215,850
Goodwill	330,944	-	330,944	98,124	429,068
Capital Expenditures
Property, plant and equipment net	85,402	52,897	138,299	18,200	156,499
Corporate acquisitions	-	91,420	91,420	772,303	863,723
Oil and gas property acquisitions	586	-	586	-	586
Proceeds from property dispositions	45,100	-	45,100	-	45,100
Goodwill additions	-	-	-	98,124	98,124
Working capital
Accounts receivable	135,220	22,310	157,530	109,716	267,246
Petroleum product inventory	-	-	-	110,638	110,638
Accounts payable and accrued liabilities	176,628	43,243	219,871	89,833	309,704
Long-term debt	$238,843	$168,075	$406,918	$477,686	$884,604

18. Reconciliation of financial statements to United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. All adjustments are measurement differences. Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP

For the year ending December 31,			2006	2005
(Cdn$000s)
Net income as reported			$140,920	$96,926
Adjustments
Depletion, depreciation and accretion (a)			12,146	13,697
Depletion, depreciation and accretion other (a)			(382,230)	-
FAS 133 adjustment (b)			-	2,144
General and administrative (e)			(483)	(1)
Future income recovery (taxes) (a) (b) (c)			110,898	(5,357)
Accretion on convertible debentures (g)			2,694	2,849
Non-controlling interest - Exchangeable shares (i)			754	770
Net (loss) income - U.S. GAAP			$(115,301)	$111,028
Net (loss) income per unit - basic and diluted			$(0.59)	$0.70

Condensed Consolidated Balance Sheet
As at December 31 (Cdn$ 000s)	2006		2005
	Canadian	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant and equipment (a)	$2,333,537	$1,906,964	$1,702,689	$1,646,200
Liabilities and unitholders’ equity
Long-term debt - convertible debentures (g)	285,792	300,110	298,007	315,486
Other long-term liabilities (e)	16,305	16,788	5,019	5,019
Future income taxes (a) (b) (c)	309,006	180,122	91,595	73,609
Non-controlling interest - Exchangeable shares (i)	-	-	8,259	-
Units subject to redemption (h) (i)	-	2,317,196	-	2,236,360
Convertible debentures equity component (g)	18,522	-	19,301	-
Unitholders’ contributions (h)	2,254,048	-	1,971,707	-
Cumulative translation adjustment (f)	(42,294)	-	(41,785)	-
Accumulated income (loss)	238,208	(1,044,840)	97,288	(838,253)
Accumulated cash distributions (h)	(926,825)	-	(643,360)	-
Accumulated other comprehensive loss (f)	$-	$(43,187)	$-	$(42,679)

(a)
Under the Canadian cost recovery ceiling test the recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent.

Prices used in the U.S. GAAP ceiling tests are those in effect at year-end and financing and administrative expenses are excluded from the calculation. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded additional depletion in 2006 of $382.2 million (2005 - nil) and a related future income tax recovery of $114.7 million as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling tests.

(b)
At January 1, 2004, the Trust recorded an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that was recognized in income over the term of the previously designated hedged items. For the period ending December 31, 2006, no expenses were recorded (2005 - $2.1 million). Under U.S. GAAP the amortization of the deferred charge has already been captured in prior period accumulated losses.

(c)
The Canadian liability method of accounting for income taxes is similar to the United States FAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

(d)
The consolidated statements of cash flows and operations and accumulated income are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for the following;

(i)	Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.
(ii)	U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold. This disclosure has not been noted on the face of the consolidated statement of operations.

(e)
Under Canadian GAAP, Provident follows CICA handbook section 3870 “Stock-based compensation and other stock-based payments” which provides for the presentation and measurement of cash-settled unit-based compensation as liabilities based on the intrinsic value each period. Under U.S. GAAP

FAS 123R “Share-based payments”, public entities are required to measure liability awards based on the award’s fair value remeasured at each reporting date until the date of settlement. Under U.S.

GAAP, Provident measures the fair value of such liability awards using a binomial option pricing model at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the units for each reporting period and is recognized over the vesting period.

(f)
U.S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive losses. Canadian GAAP requires these amounts to be recorded in unitholders’ equity.

(g)
Under Canadian GAAP Provident applies CICA Handbook Section 3861 ("HB 3861") "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. Under U.S. GAAP, the convertible debentures are disclosed as long- term debt at their face value versus Canadian GAAP that requires discounting of the convertible debentures, accretion expense to represent the unwinding of the discounted convertible debentures and a value assigned within equity to the conversion feature component of the convertible debentures.

(h)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value. Changes in redemption value in the period are charged to accumulated earnings. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity. The Trust’s units and exchangeable shares both have a redemption feature, which qualify them to be considered under this guidance.

(i)
Under Canadian GAAP, the Trust’s exchangeable shares were classified as non-controlling interest. As these exchangeable shares could be converted into trust units at the option of the holder, the exchangeable shares were classified as units subject to redemption along with the trust units for U.S.

GAAP purposes. In 2006, all of the outstanding exchangeable shares were converted into Provident Trust units

Recent U.S. Accounting Pronouncements

Accounting for certain hybrid financial instruments

In March 2006 the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments”. FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only and principal-only strips are not subject to FAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify freestanding derivatives or instruments that are considered hybrid financial instruments, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and eliminates the prohibition on qualifying special-purpose entities holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial derivative instruments acquired after September 13, 2006. The adoption of this statement has not had a material impact on the Trust’s consolidated financial statements.

Accounting for servicing of financial assets

In March 2006, FAS 156, “Accounting for Services of Financial Assets” was issued as an amendment to FAS 140. The revisions clarify when a servicer should separately recognize servicing assets and servicing liabilities, indicates that separately recognized servicing assets and liabilities should initially be measured at fair value and allows for subsequent measurement of the assets and liabilities to be conducted under the amortization method or the fair value measurement method. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Trust does not expect the adoption of this statement to have a material impact on its financial statements.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”. The interpretation creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The statement also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust is currently evaluating the effect that this interpretation might have on the Trust’s financial statements.

Accounting for conditional asset retirement obligations

In 2005, FASB issued Financial Interpretation 47 “Accounting for Conditional Asset Retirement Obligations”. This interpretation clarifies that the term conditional asset retirement obligation as used in FAS 143 “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement has not had a material impact on the Trust’s consolidated financial statements.

Accounting changes and error corrections

In 2005, FASB issued FAS 154 “Accounting Changes and Error Corrections” which replaces APB Opinion 20. This statement changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application of voluntary changes in accounting principles to prior period financial statements, unless it is impracticable to do so. The statement is effective for fiscal years beginning after December 15, 2005. The adoption of this statement has not had a material impact on the Trust’s financial statements.

Exchange of non-monetary assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges on non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement. The adoption of this statement has not had a material impact on the Trust’s financial statements.